Writer's Direct Dial:  (516) 663-6519
Writer's Direct Fax:   (516) 663-6719
Writer's E-Mail:        asilvers@rmfpc.com

                                                            September 25, 2008

Pamela Long
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E. Mail Stop 3561
Washington, D.C. 20549

              Re:     Perf-Go Green Holdings, Inc.
                      Registration Statement on Form S-1
                      Filed August 12, 2008
                      File No. 333-152949

Dear Ms. Long:

     On behalf of Perf-Go Green Holdings, Inc. (the "Company") we are responding to the comment letter dated September 11, 2008 from the Division of Corporate Finance. To expedite your review, we have included marked copies of the amendment and this letter responds to each comment and provides the requested information. We have attempted to address substantially all of the Staff's comments, particularly the general comments and will, if necessary, address the remaining points in the next pre-effective amendment.

     The Company has made revisions to the Registration Statement in response to Staff Comments Nos. 2-45 and explained, in response to Staff Comment No. 1, the basis for the Company's determination that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).

General

STAFF COMMENT #1: We note that you are registering 25,444,938 shares of common stock comprised of:

     o    1,579,466 currently outstanding shares of common stock;
     o 10,232,139 shares of common stock issuable upon conversion of the notes and interest shares associated therewith; and
     o 13,633,333 shares of common stock issuable upon exercise of the warrants.

Pamela Long
Securities and Exchange Commission
September 25, 2008
Page 2


We further note that the number of your currently outstanding shares is 32,279,470, directors and officers own 16,844,681 of these shares, and that approximately 15,222,778 shares are being offered by Castlerigg Master Investments, Ltd., Semper Gestion SA, and Rig Fund II A, Ltd. (the "Significant Shareholders"). Because of the nature and size of the transaction being registered relative to the number of shares outstanding, your offering appears to be an "at the market offering of equity securities by or on behalf of the registrant" under Rule 415(a)(4) of Regulation C. Since you are not qualified to conduct an offering "at the market," you would need to reduce the amount of shares being registered for the Significant Shareholders or file a separate registration statement identifying the Significant Shareholders as underwriters and include a fixed price at which the securities will be sold for the duration of the offering. Please advise us of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

     o The number of Significant Shareholders and the percentage of the overall offering made by each Significant Shareholder;
     o The date on which and the manner in which each Significant Shareholder received the shares and/or the overlying securities;
     o The relationship of each Significant Shareholder with the company, including an analysis of whether the Significant Shareholder is an affiliate of the company;
     o    Any relationships among the Significant Shareholders;
     o The dollar value of the shares registered in relation to the proceeds that the company received from the Significant Shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the Significant Shareholders and/or their affiliates in fees or other payments;
     o The discount at which the Significant Shareholders will purchase the common stock underlying the convertible notes or warrants upon conversion or exercise; and
     o Whether or not any of the Significant Shareholders is in the business of buying and selling securities.

RESPONSE: The Company respectfully submits that the Offering by the Selling Shareholders pursuant to Form S-1 should not be viewed as a primary offering. In accordance with the Staff's comment, the Company has analyzed the factors identified in this comment and the Manual of Publicly Available Interpretations
D. 29 (the "Interpretation"), and believes that its analysis provides confirmation that the Offering by the Selling Shareholders is a secondary offering.

Pamela Long
Securities and Exchange Commission
September 25, 2008
Page 3


 To begin, we will address each of the factors listed by the Staff.

     o The number of the percentage of the overall offering made by each Significant Shareholder;

     The Registration Statement includes a table listing all of the selling shareholders, including the Significant Shareholders. The percentage of the overall number of shares we are seeking to register (which includes shares of common stock, shares of common stock underlying convertible notes, shares issuable as interest on the convertible notes, and shares of common stock underlying warrants) made by each Significant Shareholders is as follows:

19.19% Castlerigg Master  Investments,  Ltd.  ("Castlerigg")  (holds convertible notes and warrants)
-------------------------------------------------------------------------------
12.37% Semper Gestion SA (holds convertible notes and warrants)
-------------------------------------------------------------------------------
17%  Rig Fund II A, Ltd. ("Rig") (holds common stock and warrants)(1)
-------------------------------------------------------------------------------

(1) Includes 3,000,000 additional shares of the Company's common stock not being registered for resale.

     o The date on which and the manner in which each Significant Shareholder received the shares and/or the overlying securities;

     Semper purchased Notes and Warrants on May 13, 2008 in connection with the Company's private placement offering of up to $5,950,000 of 10% convertible notes and common stock purchase warrants. This offering was contingent upon the closing of a share exchange transaction between the Company and Perf-Go Green, Inc., a privately-held Delaware corporation.

     Rig purchased common stock and warrants in connection with a private placement transaction effectuated in December 2007, discussed in further detail in the "Selling Stockholders" section of the prospectus. Rig exchanged its warrants purchased in connection with the December 2007 offering for warrants on the same terms and conditions offered to the investors in the convertible note offering.

     Castlerigg purchased Notes and Warrants in connection with the convertible note offering on June 10, 2008.

Pamela Long
Securities and Exchange Commission
September 25, 2008
Page 4
         In each case, during the entire period from the date of acquisition, the Significant Shareholders have been subject to the full economic and marked risk of ownership, with no assurance of their ability to sell the shares.


     o The relationship of each Significant Shareholder with the company, including an analysis of whether any Significant Shareholder is an affiliate of the company;

     None of the Significant Shareholders are affiliates of the Company. Various terms in the Notes and Warrants held by the Significant Shareholders limit conversion of the Notes and exercise of the Warrants so that none of the holders can acquire more than a 9.99% beneficial ownership interest in the common stock of the Company. None of the Significant Shareholders is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with the Company. In addition, none of the Significant Shareholders are permitted access to any non-material public information of the Company, not were the Significant Shareholders granted any special rights to Board representation.

     o    Any relationships among the Significant Shareholders;

     We have been advised by each of the Significant Shareholders that there is no relationship among any of the Significant Shareholders.

     o The dollar value of the shares registered in relation to the proceeds that the company received from the Significant Shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the Significant Shareholders and/or their affiliates in fees or other payments;

     On May 16, 2008, three days after Semper and Rig received the overlying securities, the closing sale price of the Company's common stock was $1.48. The Company received $1,500,000 from Semper in exchange for Notes convertible into 2,000,000 shares of common stock and warrants to purchase an additional 2,000,000 shares of the Company's common stock at an exercise price of $1.00. In December 2007, the Company received $1,500,000 from Rig in exchange for 3,000,000 shares of the Company's common stock and, on May 13, 2008, received 3,000,000 warrants to purchase common stock at an exercise price of $1.00. On June 10, 2008, the date on which Castlerigg received the overlying securities, the closing sale price of the Company's common stock was $2.73. The Company received $2,500,000 from Castlerigg in exchange for Notes convertible into 3,333,333 shares of common stock and warrants to purchase an additional 3,333,333 shares of the Company's common stock at an exercise price of $1.00.

Pamela Long
Securities and Exchange Commission
September 25, 2008
Page 5


     o The discount at which the Significant Shareholders will purchase the common stock underlying the convertible Notes or Warrants upon conversion or exercise.

     The discount at which the Significant Shareholders will purchase the securities underlying the Notes and Warrants is as follows:

Significant Shareholders                 Overlying Security                     Potential Discount

Semper                                   Note                                   $1,460,000
                                         -------------------------------------- --------------------------------------
                                         Warrant                                $   960,000

---------------------------------------- -------------------------------------- --------------------------------------
Rig                                      Warrant                                $1,440,000

---------------------------------------- -------------------------------------- --------------------------------------
Castlerigg                               Note                                   $6,600,000
                                         -------------------------------------- --------------------------------------
                                         Warrant                                $5,766,667

     o Whether or not any of the Significant Shareholders is in the business of buying and selling securities.

     We have been advised by each of Semper and Rig that each entity is not in the business of buying and selling securities. Castlerigg is in the business of buying and selling securities for its own account.

     Although we understand the general position of the SEC with respect to registering large percentages of issuer shares compared to the number of shares owned by non-affiliates (33% of the total number of non-affiliate shares), we believe that our circumstances are extraordinary enough to permit the registration of additional securities under a secondary offering pursuant to Rule 415. Most importantly, in May 2008, we conducted a share exchange transaction where the Company acquired all the outstanding shares of common stock of Perf-Go Green, Inc. and, in exchange, issued 21,079,466 shares of the Company's common stock to the shareholders of Perf-Go Green, Inc. At the time of the financing transaction and prior to the Share Exchange transaction, Perf-Go Green Holdings had 32,208,404 shares issued and outstanding. Based upon our transfer agent records, 7,000,004 shares of our common stock were freely tradeable and 18,008,400 shares were owned by the former Chief Executive Officer of the Company. If we were to follow the general position of the SEC with respect to Rule 415, we would only be permitted to register 4,868,001 shares of stock in this registration statement which is a nominal number compared to the total number of shares issuable in connection with this offering, 25,444,938.

Pamela Long
Securities and Exchange Commission
September 25, 2008
Page 6


     PIPE transactions resulting in the issuance of shares in excess of 33% of the issuer's pre-transaction total shares held by non-affiliates are subject to closer scrutiny and the SEC evaluates each transaction on a case-by-case basis. In this case, the SEC should determine that this offering is a secondary offering and is not a primary offering being done on behalf of the Company. The Significant Shareholders are all investors that purchased shares in private placement transactions effectuated by the Company negotiated at arms-length. None of the Significant Shareholders are related to the Company and did not have any contractual or other relationships to the Company prior to the private placements. From the time the offerings closed, the Significant Shareholders bore the market risk for the securities and continue to bear the entire risk of their investment. The Significant Shareholders represented that they purchased the securities for their own account, not as a nominee or agent, and they are not broker-dealers. The common stock underlying the Notes and Warrants will be sold in the market at the market price. Looking at all the circumstances, the Significant Shareholders are not acting as a conduit for the Company and the Significant Shareholders have purchased the shares for their own account. This offering is a secondary offering; the Significant Shareholders bear all the risk in the resale of these securities and the Company will not receive any benefit from the sale of the securities. The SEC should not view this offering as a primary offering and for all of these reasons, the Company should be permitted to register these shares.

     Further we respectfully point out the Staff's interpretation of Rule 415 has an impact on the ability of the Selling Security Holders to make a resale of their securities. A mischaracterization of a registration statement under the Staff's interpretation of Rule 415 can have a chilling effect on the ability of smaller reporting companies - like the Company - to raise capital, to create jobs, and expand its operations. In our opinion, the Staff should not characterize this secondary offering as being on behalf of a registrant.

     Finally we respectfully point out the Staff's own guidance provides that the amount of shares involved is only one factor cited in the Interpretation to be considered by the Staff in applying Rule 415(1). We respectfully request the Staff consider the facts and circumstances recited above.


--------
(1) "It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller's prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 `public float' test for a primary offering, or because Rule 415 (a)(l)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer." SEC Manual of Publicly Available Telephone Interpretations D. 29.

Pamela Long
Securities and Exchange Commission
September 25, 2008
Page 7


     Focusing solely on the number of shares being registered in relation to the shares outstanding or the public float has a disproportionate impact on smaller public companies.

     The Staff's focus on sheer numbers of share being registered ignores a fundamental aspect of these transactions: institutional investors in PIPEs are funding business plans and strategic initiatives, not looking to take control of public issuers or to illegally distribute stock. In this case, the Significant Shareholders evaluated an investment in the Company on the basis of the business purpose for the offering and whether they believed the Company's proposed use of proceeds was rational and likely to produce good investment returns. Focusing on the percentage of the public float or the percentage of the shares outstanding, unfairly penalizes smaller companies without apparent justification.

STAFF COMMENT #2:Please disclose the total dollar value of the securities underlying the convertible notes and warrants that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the dale of the sale of the convertible notes and warrants).

RESPONSE: The Company has complied with the Staff's comment by including the total dollar value of the common stock underlying the Notes and Warrants that the Company has registered for resale.

STAFF COMMENT #3: In the prospectus, please include tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to the Significant Shareholders, any affiliate of a Significant Shareholder, or any person with whom any Significant Shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

     Further, please disclose the net proceeds to the issuer from the sale of the convertible notes and warrants and the total possible payments to the Significant Shareholders and any of their affiliates in the first year following the sale of convertible notes and warrants.

RESPONSE: The Company has complied with the Staff's comments by providing tabular disclosure.

Pamela Long
Securities and Exchange Commission
September 25, 2008
Page 8


STAFF COMMENT #4:  In the prospectus, please include tabular disclosure of:

     o the total possible profit the Significant Shareholders could realize as a result of the conversion discount for the securities underlying the convertible notes, presented in a table with the following information disclosed separately:
     o the market price per share of the securities underlying the convertible notes on the date of the sale of the convertible notes;
     o the conversion price per share of the underlying securities on the date of the sale of the convertible notes, calculated as follows:
          -    if the  conversion  price per share is set at a fixed price,  use the price per share established in the convertible notes; and
          -    if the  conversion  price per  share is not set at a fixed  price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible notes and determine the conversion price per share as of that date;
     o the total possible shares underlying the convertible notes (assuming no interest payments and complete conversion throughout the term of the notes);
     o the combined market price of the total number of shares underlying the convertible notes, calculated by using the market price per share on the date of the sale of the convertible notes and the total possible shares underlying the convertible notes;
     o the total possible shares the Significant Shareholders may receive and the combined conversion price of the total number of shares underlying the convertible notes calculated by using the conversion price on the date of the sale of the convertible notes and the total possible number of shares the Significant Shareholders may receive; and
     o the total possible discount to the market price as of the date of the sale of the convertible notes, calculated by subtracting the total conversion price on the date of the sale of the convertible notes from the combined market price of the total number of shares underlying the convertible notes on that date.

     If there are provisions in the convertible notes that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

RESPONSE: The Company has complied with the Staff's comments by providing tabular disclosure.

Pamela Long
Securities and Exchange Commission
September 25, 2008
Page 9

STAFF COMMENT #5: In the prospectus, please include tabular disclosure of:

     o the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are bald by the Significant Shareholders or any affiliates of the Significant
          Shareholders, presented in a table with the following information disclosed separately
          o market price per share of the underlying securities on the date of the sale of that other security;
          o the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:
               - if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and
               - if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;
     o the total possible shares to be received under the particular securities (assuming complete conversion/exercise);
     o the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;
     o the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and
     o the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

RESPONSE: The Company has complied with the Staff's comments by providing tabular disclosure.

STAFF COMMENT #6: In the prospectus, please include tabular disclosure of:

     o the gross proceeds paid or payable to the issuer in the convertible notes and warrants transactions;
     o all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment 3;

Pamela Long
Securities and Exchange Commission
September 25, 2008
Page 10

     o    the resulting net proceeds to the issuer; and
     o the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the Significant Shareholders or any affiliates of the Significant Shareholders that is disclosed in response to Comment 4 and Comment 5.

     Further, please disclose - as a percentage - of the total amount of all possible payments as disclosed in response to Comment 3 and the total possible discount to the market price of the shares underlying the convertible notes as disclosed in response to Comment 4 divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

RESPONSE: The Company has complied with the Staff's comments by providing tabular disclosure.

STAFF COMMENT #7: In the prospectus, please include tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the Significant Shareholders, any affiliates of the Significant Shareholders, or any person with whom any Significant Shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction;

     o    the date of the transaction;
     o the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;
     o the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the Significant Shareholders, affiliates of the company, or affiliates of the Significant Shareholders;
     o the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;
     o the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the Significant Shareholders, affiliates of the company, or affiliates of the Significant Shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;
     o the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and
     o the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Pamela Long
Securities and Exchange Commission
September 25, 2008
Page 11

RESPONSE: The Company has complied with the Staff's comments by providing tabular disclosure.

STAFF  COMMENT  #8:  In  the  prospectus,   please  include  tabular  disclosure
comparing:

     o the number of shares outstanding prior to the convertible note transaction that are held by persons other than the Significant Shareholders, affiliates of the company, and affiliates of the Significant Shareholders;
     o the number of shares registered for resale by the Significant Shareholders or affiliates of the Significant Shareholders in prior registration statements;
     o the number of shares registered for resale by the Significant Shareholders or affiliates of the Significant Shareholders that continue to be held by the Significant Shareholders or affiliates of the Significant Shareholders;
     o the number of shares that have been sold in registered resale transactions by the Significant Shareholders or affiliates of the Significant Shareholders; and
     o the number of shares registered for resale on behalf of the Significant Shareholders or affiliates of the Significant Shareholders in the current transaction.

     In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

RESPONSE: The Company has complied with the Staff's comments by providing tabular disclosure.

STAFF COMMENT #9: Please disclose the following information in the prospectus:

     o whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and
     o    whether - based on information  obtained from the selling shareholders
          - any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:
          - the date on which each such selling shareholder entered into that short position; and
          - the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

Pamela Long
Securities and Exchange Commission
September 25, 2008
Page 12


RESPONSE: The Company has complied with the Staff's comments by disclosing the requested information. Additional information may be provided in the next pre-effective amendment.

STAFF COMMENT #10: Please include the following information in the prospectus:

     o a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the Significant Shareholders, any affiliates of the Significant Shareholders, or any person with whom any Significant Shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) - the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes and warrants; and

     o copies of all agreements between the issuer (or any of its predecessors) and the Significant Shareholders, any affiliates of the Significant Shareholders, or any person with whom any Significant Shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes and warrants.

     If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

RESPONSE: The Company confirms to the Staff that, based upon the information provided it, the description of the relationships and arrangements between and among the Company and the Significant Shareholders is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the Form S-1.

STAFF COMMENT # 11: In the prospectus, please describe the method by which the company determined the number of shares it seeks to register in connection with this registration. statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the "Selling Shareholders" section of the prospectus.

RESPONSE: The Company respectfully submits this information is set forth on the front cover of the prospectus.

STAFF COMMENT #12: We note that you have yet to file several exhibits, including the legal opinion and power of attorney. Please file these exhibits as soon as

Pamela Long
Securities and Exchange Commission
September 25, 2008
Page 13

possible so that we have sufficient time to review them. Note that we may have comments after we review these materials.

RESPONSE: The Company shall file the legal opinion with the next pre-effective amendment to the registration statement.

STAFF   COMMENT  #13:  It  appears  that  your   primary   standard   industrial
classification code number on the cover of the registration statement has changed as a result of the acquisition. Please revise.

RESPONSE: We have revised the primary standard industrial classification code on the cover of the registration statement.

Table of Contents

STAFF COMMENT #14: We note that there is a discrepancy between the page numbers listed in your table of contents and the page numbers of certain sections of your registration statement and that pages following page 47 do not have page numbers associated with them. Please revise to include an accurate table of contents and corresponding numbered pages throughout your filing. See Item 502 of Regulation S-K.

RESPONSE: We have resolved the discrepancy in the table of contents and added the missing page numbers.

STAFF COMMENT #15: Sections 27A(b)(l)(C) of the Securities Act and Sections 21E(b)(1)(C) of the Exchange Act expressly state that the safe harbor for forward-looking statements does not apply to statements made by an issuer of penny stock. Please revise accordingly.

RESPONSE: The Company has complied with the Staff's comments by revising the disclosure.

Prospectus Summary, page l

STAFF COMMENT #16: In the Prospectus Summary and Risk Factors sections, please disclose that you are a development stage company with operating losses since inception, that you anticipate continuing to generate significant losses from operations for the near future, and that you are unsure that you will have sufficient cash to continue activities for the next twelve months. Additionally, please disclose that these conditions raise substantial doubt about your ability to continue as a going concern.

Pamela Long
Securities and Exchange Commission
September 25, 2008
Page 14


RESPONSE: The Company has complied with the Staff's comments by including the requested information.

STAFF COMMENT #17: We note your statement that "we believe our plastic products will break down in landfill environments within twelve (12) to twenty four (24) months." As stated in the risk factors, please disclose that you have not conducted any research, testing, or studies that support this belief.

RESPONSE: The Company has complied with the Staff's comments by including the requested information.

Risk Factors, page 4

STAFF COMMENT #18: In the paragraph immediately under the caption "Risk Factors," please remove the third and fourth sentences. Only material risks should be described. If risks are not deemed material, you should not reference them.

RESPONSE: The Company has complied with the Staff's comments by deleting the text as directed.

The  commercial  success  of  our  business  depends  on the  widespread  market acceptance of plastics manufactured with TDPA...., page 5

STAFF COMMENT #19: In the title of this risk factor, please disclose that it is your belief that TDPA makes your plastic products 100% biodegradable.

RESPONSE: The Company has complied with the Staff's comments by disclosing the requested information.

Selling Stockholders, page 13

STAFF COMMENT #20: Please describe the transactions in which you issued the shares to be resold in materially complete terms, including the dates of the transactions, the parties who participated, the purchase price, the conversion price of the notes or the exercise price of the warrants, and the number of securities received.

RESPONSE: The Company has complied with the Staff's comments by disclosing the requested information.

Pamela Long
Securities and Exchange Commission
September 25, 2008
Page 15


STAFF COMMENT #21: For each of the selling shareholders that is a non-reporting entity, please disclose the natural person or persons who have voting or investment control over the company's securities.

RESPONSE: The Company has substantially complied with the Staff's comments by disclosing the requested information. Additional information may be provided in the next pre-effective amendment.

STAFF COMMENT #22: Please also tell us whether the any of the selling shareholders are broker-dealers or affiliates of broker-dealers. If any of the selling shareholders are broker-dealers, please state that they are underwriters with respect to the shares that they are offering for resale. However, broker dealers and their affiliates who received the securities as compensation for underwriting activities need not be identified as underwriters.

     If any of the selling shareholders are affiliates of registered broker-dealers, please revise to disclose the following:
     o that the selling shareholders purchased in the ordinary course of business; and
     o that, at the time of purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

     If the selling shareholders are unable to make these representations, please state that they are underwriters.

RESPONSE: The Company shall provide this information in the next-pre-effective amendment to the Registration Statement.

STAFF COMMENT #23: We note a discrepancy between the Selling Shareholder Table and the Security Ownership of Certain Beneficial Owners table regarding the amount of shares beneficially owned by Castlerigg Master Investments Ltd., Semper Gestion SA, and Rig Fund II A, Ltd. Please clarify why you arc registering shares for resale for these Significant Shareholders in amounts more than they currently. beneficially own.

RESPONSE: We are seeking to register shares for resale payable to the holders of the Note as interest thereon.

Management's Discussion and Analysis, page 17

Recent Financings, page 19

STAFF  COMMENT  #24:  It appears to us that the $2.1  million  equity  financing

Pamela Long
Securities and Exchange Commission
September 25, 2008
Page 16


occurred at the accounting acquiree rather than the accounting acquirer. If accurate, please clarify that fact here and throughout the registration statement. Also, please indicate if this equity financing was conditioned on the reverse merger and explain the reasons why it was done at the accounting acquiree level.

RESPONSE: This financing was done by the accounting acquiree and was not conditioned on the reverse-acquisition. This has been clarified on page 19 and elsewhere in the registration statement.

Results of Operations, page 19

STAFF COMMENT #25: It appears to us that you have an incorrect reference to the period from November 15, 2007 (inception) to June 30, 2007 on page 22. Please revise.

RESPONSE: The Company has complied with the Staff's comment by revising the incorrect date.

Business, page 26

STAFF COMMENT #26: In this section, please disclose the following information:

     o    The status of the five products  that you have not yet  launched.  See
          Item 101(h)(4)(iii) of Regulation S-K.

     o The methods of competition in your industry. See Item 101(h)(4)(iv) of Regulation S-K.

     o The amount spent on research and development activities. See Item 101(h)(4)(x) of Regulation S-K. On page 26, we note that a large part of your business plan includes developing eco-friendly, non-toxic, food contact compliant, biodegradable plastic products.

     o The costs and effects of complying with environmental laws. See Item 101(h)(4)(xi) of Regulation S-K.

RESPONSE: The Company has complied with the Staff's comments by disclosing the requested information relating to the third and forth bullet points. The Company shall provide the information relating to bullet points one and two in the next-pre-effective amendment to the Registration Statement.

Legal Proceedings, page 30

STAFF COMMENT #27: In light of the requirements of SAB Topic 5:T, please clarify

Pamela Long
Securities and Exchange Commission
September 25, 2008
Page 17


how you intend to account for the disclosed legal settlement.

RESPONSE: The Company respectfully submits that the disclosed legal settlement did not relate to the Company as the claim was asserted against Anthony Tracy, our Chief Executive Officer and thus does not effect the Company.

Interim Financial Statements, page 3l
General

STAFF COMMENT #28: Please revise your interim financial statements to identify them as those of a development stage enterprise. Please see paragraph 12 of SFAS 7, Accounting and Reporting by Development Stage Enterprises, for guidance.

RESPONSE: The heading on each financial statement has been amended to identify the Company as a development stage enterprise.

Note 6 - Senior Secured Convertible Debentures and Warrants. Related Derivative Liabilities and Registration Rights Liability, page 36

STAFF COMMENT #29: We note your disclosures related to the registration rights liability, including the disclosure that obtaining effectiveness of the registration statement is not within the Company's control. Please clarify that you accrued a liability based on your determination that a payment is probable and reasonably estimable, otherwise please explain how you have complied with FSP EITF 00-19-2.

RESPONSE: We have modified the related disclosure to address our belief that such liability is probable and estimated to be the maximum allowed under the agreement.

Note 7 -Derivative Liabilities, page 39

STAFF COMMENT #30: Please provide us a reconciliation of the amounts disclosed in note 7 and the related expense included in your statement of operations. Please explain to us why the fair value of the exchanged warrants was charged to additional paid in capital. In this regard, it appears to us that this fair value related to the subsequent exchange of the warrants and exceeded the amount initially raised. In addition, please revise MD&A to provide a more comprehensive explanation of the factors that resulted in the initial valuation of the derivative liability and the factors that resulted in the subsequent change in the fair value of that liability during the three months ended June 30, 2008.

Pamela Long
Securities and Exchange Commission
September 25, 2008
Page 18


RESPONSE:

The following table reconciles the amounts disclosed in Note 7 and the related expense in the Condensed Consolidated Statement of Operations:

                                                                                            (in 000's)
                                                                                      Inception       6/30/08
                                        Item                                          valuation      valuation
                                        ----                                          ---------      ---------
     Fair value of conversion feature of Convertible Debentures                         $ 13,739      $ 10,623
     Fair value of Warrants issued to Investors                                           13,718        10,634
     Fair value of warrants issued to placement agent in Convertible Debentures
                                                                                           1,395         1,090
     Fair value of warrant issued in connection with reverse acquisition                     479           579
     Fair value of warrants issued to reverse acquisition equity investors
                                                                                           4,802         5,768
             Total derivative liabilities                                                 34,133      $ 28,694
                                                                                                        ======
             Less: amount charged to debt discount                                       (5,950)
             Less: amount charged to deferred finance costs ($1,395 + 479 above)         (1,874)

                       Rounding                                                                1
                                                                                      ----------
              Total charged to Condensed Consolidated Statements of Operations            26,310
                                                                                      ==========

The change in the value of derivative liabilities at June 30, 2008 reflects the valuation at June 30, 2008 ($28,694) less the inception valuation ($34,133) resulting in income from derivatives of $5,439.

The fair value of the exchanged warrants were not charged to additional paid in capital, they were charged to operations. This portion of the disclosure in Note 7 has been corrected accordingly.

Additionally, Management's Discussion and Analysis has been expanded to provide a more comprehensive explanation of the factors that resulted in the initial valuation of the derivative liability and the factors that resulted in the subsequent change in the fair value of that liability at June 30, 2008.

Pamela Long
Securities and Exchange Commission
September 25, 2008
Page 19


Note 8 - Bridge Notes and Warrants, As Restated, page 39

STAFF COMMENT #31: We note that the conversion price you disclose is not consistent with the conversion price indicated in note 5 of the audited financial statements. Please revise this inconsistency or explain why these numbers do not agree.

RESPONSE: The conversion price of $0.48 (and related shares converted, as corrected 1,579,466) both reflect the retroactive recognition of the reverse acquisition on the capitalization of the Company. The amounts contained in the audited financial statements are based on the pre-reverse acquisition capitalization. See also, response to comment 36.

Note 9 - Shareholders' Equity (Deficit), page 40

STAFF COMMENT #32: Please revise your stock options disclosure to separately present the number and weighted-average grant-date fair value of options granted and vested during the three-month period ended June 30, 2008. Also, please revise your options exercisable table to provide the aggregate intrinsic value for options outstanding and exercisable at June 30, 2008. Refer to paragraphs A240-241 of SFAS 123(R).

RESPONSE: We have revised the stock option table to include the weighted average grant date fair value of options granted and vested during the three months as well as the aggregate intrinsic value for options outstanding and exercisable at June 30, 2008.

STAFF COMMENT #33: We note your disclosure of the predecessor equity rollforward. It is not clear to us how this table reflects the retroactive restatement of equity resulting from the share exchange between Perf-Go Green Holdings, Inc. and Perf-Go Green, Inc. Additionally, it does not appear that this table reconciles with your consolidated statement of changes in stockholders' equity (deficit) on page 34. Please revise your registration statement as applicable.

RESPONSE: On reflection, we believe that this information may be confusing and have therefore deleted it.

Audited Financial Statements, page 47
General

STAFF COMMENT #34: Based on the current disclosures, it is not clear if you have adopted March 31 as your fiscal year end. Please disclose your fiscal year end. If it is other than March 31, please be aware of the potential requirement to provide updated audited financial statements.

RESPONSE: We have revised Note 1 of both the audited and unaudited interim statements that the Company's fiscal year end is March 31.

Pamela Long
Securities and Exchange Commission
September 25, 2008
Page 20


Statement of Changes in Stockholders' Equity

STAFF COMMENT #35: We note that the number of shares indicated in your transactions is different from that shown on page 34 for transactions through March 31,2008. Please revise this inconsistency or explain why the shares do not agree. Please be advised that all equity disclosures should be retro-actively restated for the reverse acquisition.

RESPONSE: The equity transactions in the Statement of Stockholders' Equity on page 47 reflect the amounts at the accounting acquirer prior to the reverse-acquisition. In order to make this more clear, Note 1 to the Condensed Consolidated Financial statements (post acquisition) has been amended to indicate the pre- and post-acquisition shares outstanding of the accounting acquirer as well as the exchange ratio. We believe that this clarifies the difference.

Additional Financial Statements

STAFF COMMENT #36: We note that prior to the reverse acquisition, the accounting acquiree appears to have completed an equity offering and raised proceeds of over $2 million. It appears to us that at the time of the reverse acquisition, the accounting acquiree was significant and that their historical financial statements may be required in the current registration statement. Please advise.

RESPONSE: In response to your point, we believe that the most relevant financial statements for inclusion in the registration statement are the audited financial statements of the accounting acquiree as of October 31, 2007 as well as their unaudited financial statements as of and for the three and six months ended April 30, 2008. Such financial statements shall be included in the next pre-effective amendment to the registration statement. Comparative information for the accounting acquiree as of the periods prior to those presented contain immaterial activity and will therefore be omitted.

Management

STAFF COMMENT #37:  In this section, please disclose the following information:

     o In the executive officer and director chart and in his biography, please disclose that Charles Gargano is the Senior Vice-President of Governmental Affairs. Additionally, please clarify the last clause of the second sentence in Mr. Gargano's biography.
     o For each executive officer and director, please disclose when each person began serving as an executive officer or director. See Item 401(a) and (b) of Regulation S-K.
     o For each executive officer and director, please disclose each person's principal occupations and employment during the past five years,

Pamela Long
Securities and Exchange Commission
September 25, 2008
Page 21

          including the name and principal business of any corporation or other organization in which such occupations and employment were carried on and whether such corporation or organization is a parent, subsidiary or other affiliate of the registrant. See Item 401(e) of Regulation S-K.


RESPONSE: The Company has complied with the Staff's comments by disclosing the requested information relating to the first and second bullet points. The Company shall provide the information relating to the third bullet point in the next-pre-effective amendment to the Registration Statement.

Executive Compensation

STAFF COMMENT #38: Under "Stock Option Plan," please update the March 31, 2008 date and the statement following it since it appears that your board of directors approved the issuance of stock options to certain executive officers and directors on June 6, 2008.

RESPONSE: The Company has complied with the Staff's comments by disclosing the requested information.

STAFF COMMENT #39: Please disclose the information relating to director independence required by Item 407(a) of Regulation S-K.

RESPONSE: The Company has complied with the Staff's comments by disclosing the requested information.

STAFF COMMENT #40: In footnote 4 to the Security Ownership of Certain Beneficial Owners and Management table, we note that you have agreed to pay Mr. Dubner $2,500 for each board meeting he attends. Please disclose whether this arrangement applies to any of the other directors. Please also disclose whether any compensation has been paid pursuant to this arrangement during the last completed fiscal year.

RESPONSE: The Company has complied with the Staff's comments by disclosing the requested information.

Transactions with Related Persons, Promoters, and Certain Controls Persons

STAFF COMMENT #41: Please file the agreements and contracts referenced in this section as exhibits to the registration statement. See Item 601(b)(10)(ii)(A) of Regulation S-K.

RESPONSE: We have attached all written agreements and contracts referenced in the related party transaction section.

Pamela Long
Securities and Exchange Commission
September 25, 2008
Page 22


Security Ownership of Certain Beneficial Owners and Management

STAFF COMMENT #42:  In this section, please address the following issues:

     o Please provide addresses for Robert Dubner, Charles Gargano, and David Bach if their addresses are different than the company's address. Please also provide addresses for Semper Gestion, Castlerigg Master Investments LTD., and E&P Fund.
     o Please clarify why you have included six persons in the officers and directors group designation. There appear to be eight officers and directors beneficially owning shares of your stock.
     o In footnotes 11 through 14, please disclose that these shareholders beneficially own shares underlying the convertible notes and warrants, including how many shares underlie each type of note or warrant.

RESPONSE: The Company has complied with the Staff's comments by disclosing the requested information and clarifying the information requested.

Common Stock

STAFF COMMENT #43: We note that there may be holders of common stock designated as senior in right of payment upon liquidation. Please identify these persons or entities, if any.

RESPONSE: There are no holders of common stock designated as senior in right of payment upon liquidation.

Recent Sales of Unregistered Securities, page 11-1

STAFF COMMENT #44: In this section, please disclose the January and February Bridge Notes and Warrants transaction in accordance with Item 701 of Regulation S-K.

RESPONSE: The Company has complied with the Staff's comments by disclosing the requested information.

STAFF COMMENT #45: For each transaction, please disclose the applicable exemption. Item 701(d) of Regulation S-K.

Pamela Long
Securities and Exchange Commission
September 25, 2008
Page 23


RESPONSE: The Company has complied with the Staff's comments by disclosing the requested information.

                                              Very truly yours,


                                              /s/ Adam P. Silvers
                                              -------------------
                                              ADAM P. SILVERS
                                              For the Firm


cc:      Anthony Tracy